

Mail Stop 3628

March 6, 2009

By Facsimile 312.558.5700 and U.S. Mail

Todd M. Bloomquist, Esq.
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, Illinois
60601-9703

Re: **Advanced Life Sciences Holdings, Inc.**
       Definitive Proxy Statement on Schedule 14A
       Filed on February 25, 2009
       File No. 000-51436

Dear Mr. Bloomquist:

    We have reviewed the above filing and have the following comment. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

    Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   We refer you to soliciting materials filed on February 23, 2009 by George P. Nottingham and Groundworks of Palm Beach County, Inc. A letter contained in such materials indicates that Mr. Nottingham planned to disseminate to Company stockholders a proxy statement soliciting proxies from such stockholders to vote against a Company proposal to amend its articles of incorporation to increase the number of authorized shares from 65 million to 185 million. Mr. Nottingham's letter indicated that he would take such action unless the Company's proposal was removed or amended. We note that subsequent to such filing, the Company filed a definitive proxy statement modifying such proposal. Please advise us, with a view toward disclosure, whether the Company modified such proposal as part of a settlement entered into with Mr. Nottingham. If a settlement was

reached please provide us with supplemental information, with a view to disclosure, of the terms of such settlement including the cost or anticipated cost thereof to the Company.

Closing Comments

Please furnish a cover letter in response to our comment . Please understand that we may have additional comment after reviewing the response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions